

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2024

William Brundage
Chief Financial Officer
Ferguson plc
1020 Eskdale Road, Winnersh Triangle, Wokingham
Berkshire, RG41 5TS
United Kingdom

      Re: Ferguson plc
          Form 10-K for the Fiscal Year Ended July 31, 2023
          File No. 001-40066

Dear William Brundage:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services